Filed by Crane Harbor Acquisition Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001- 42617)

Set forth below is an article by The Toronto Star in which Christian Weedbrook discusses the proposed business combination between Crane Harbor Acquisition Corp. (“Crane Harbor”) and Xanadu Quantum Technologies Inc. (“Xanadu”).

Tech Update: What Xanadu’s move signals for quantum computing in Canada

By Dominique Ritter and MaRS staff

As quantum computing races toward viability, several developments suggest Toronto’s Xanadu Quantum Technologies is primed to be a leader in the field. On Nov. 3, the venture revealed plans to go public on the TSX and NASDAQ in early 2026; three days later, it was named as one of 11 companies advancing to Stage B of the U.S. Defense Advanced Research Projects Agency’s (DARPA) Quantum Benchmarking Initiative.

Along with $15 million (U.S.) in potential funding for Stage B participants, the DARPA milestone provides a who’s in/who’s out list of firms that have passed Pentagon vetting to determine whether it’s possible to deliver advanced quantum computing for a reasonable price. (Stage C finalists will receive up to $300 million (U.S.) in funding.) The sector is being watched closely by investors looking to cash in on the “quantum craze,” with stock growth surpassing AI in the past 12 months.

All this activity made last week an opportune time to announce Xanadu’s public listing through a special-purpose acquisition company (SPAC). (The SPAC approach, which is a faster and less costly alternative to an IPO, will allow Xanadu to merge with Crane Harbor Acquisition Corp., a shell company expressly created for this purpose.)

“We were looking at what was happening in the public markets for quantum companies and thought, ‘It’d be great to be part of that,’ ” says CEO Christian Weedbrook, who founded Xanadu in 2016. According to Weedbrook, the company was able to raise $275 million (U.S.) from private investors in just four weeks, and an additional $224 million (U.S.) will come from Crane, driving the total value to $3.1 billion (U.S.). The deal, which is expected to close next spring, will make Xanadu the first quantum computing company to be listed in Canada, the TSX’s first tech listing in four years and the first and only public company pursuing photonic quantum technology.

Weedbrook says his firm will use the funding to build the world’s first quantum data centre by 2029. And, he notes, “we’ll be doing it here in Toronto.” From that point, he anticipates Xanadu will be able to roll out the tennis court-sized data centres to its client base. Even with these major expansion plans in the works, however, Weedbrook emphasizes that a U.S. relocation is not on the horizon. For him, the decision to set up shop in Canada was personal. “There’s a lot of talent,” he says. “And personally, I just love this city and want to do something big here.”

Big deal for Toronto biotech firm

Toronto-based AmacaThera, which specializes in novel drug delivery solutions, has forged a partnership with American pharmaceutical firm Pacira Biosciences. The deal will allow the latter company to use AmacaThera’s proprietary technology to deliver non-opioid pain relief after surgery. Along with financial incentives (Pacira will pay $5 million (U.S.) initially, with additional royalties and profit-sharing options down the road), the deal has the potential to accelerate the clinical process, as the two parties will work together to move through the necessary testing on the path to market.

Sustainable support for York Region startups

Two organizations and seven agtech and cleantech startups will receive $10,000 apiece from ventureLab and York Region’s 2025 Entrepreneurship and Innovation Fund. The fund is divided between two streams — the first covers non-profit orgs that are working to support underserved communities, while the second is designated for “groundbreaking technologies that support sustainable growth and environmental stewardship.”

Sunnier funding outlook for Canadian startups

After a stretch of not-so-positive updates, recent reports suggest that there is reason to be optimistic about the state of investment for ventures in Canada. According to The Logic, during the first eight months of 2025, the country’s startups received $177 million (U.S.) from BMO, CIBC, RBC, Scotiabank, National Bank of Canada, TD and Desjardins — a shift from the sluggish activity in recent years — while the National Angel Capital Organization has noted that angel investments in early-stage companies rose 27 per cent between 2023 and 2024.

By the numbers

$1 million: Total crowdfunding generated in a little more than a week by Gander Social, the plucky social-media startup that founder Ben Waldman is positioning as a wholly Canadian alternative to Facebook and other American-owned platforms.

$1.25 million: How much was raised by Aslan Renewables in its recent pre-seed round. The P.E.I.-based company intends to use this funding to scale its sustainable hydroelectric energy systems.

$30 million (U.S.): The amount raised by Montreal-based cybersecurity firm Flare in its latest round of funding.

$1.5 million (U.S.): How much Toronto startup Falcon raised in pre-seed funding, which the company will use to launch its proprietary “integrated design environment” — a tool that can be used by both designers and coders working in tandem to develop products.

$20 million (U.S.): The amount raised by New York City-based fintech firm DealMaker in its recent round of funding.

Dominique Ritter writes about technology for MaRS. Torstar, the parent company of the Toronto Star, has partnered with MaRS to highlight innovation in Canadian companies.

***

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. The combined company intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus to be distributed to Crane Harbor’s shareholders in connection with Crane Harbor’s solicitation for proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Crane Harbor shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Crane Harbor shareholders and other interested persons are advised to read, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Crane Harbor in connection with the proposed transaction, as these documents will contain important information about Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus, once available, as well as other documents filed by Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Crane Harbor Acquisition Corp., 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer penetration rates and usage patterns; projections regarding Xanadu’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding Xanadu’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Xanadu’s ability to attract, retain, and expand its customer base; Xanadu’s deployment of proceeds from capital raising transactions; Xanadu’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; Xanadu’s ability to maintain, protect, and enhance its intellectual property; future partnerships, ventures or investments in companies, products, services, or technologies; development of favorable regulations affecting Xanadu’s markets; the successful consummation and potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for Xanadu to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the U.S. Securities and Exchange Commission (“SEC”). These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu Quantum Technologies Limited (“NewCo”), Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu or Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect the beliefs and opinions of Xanadu and Crane Harbor on the relevant subject. These statements are based upon information available as of the date of this communication, and while they believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Xanadu’s or Crane Harbor’s statements should not be read to indicate that they have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s final prospectus related to its initial public offering filed with the SEC on April 25, 2025 and in the Quarterly Reports on Form 10-Q filed by Crane Harbor with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this communication or the merits of any of the securities described herein and any representation to the contrary is an offense.

4